May 14, 2019

Mark Jensen
Chief Executive Officer
American Resources Corp
9002 Technology Drive
Fishers, Indiana 46038

       Re: American Resources Corp.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 3, 2019
           Form 8-K as of February 12, 2019
           Filed February 22, 2019
           File No. 001-38816

Dear Mr. Jensen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Results of Operations for the years ended December 31, 2018 and December 31, 2017, page 34

1. We note the 51% increase in revenues for 2018 compared to 2017 and your disclosure on pages 5-9 regarding coal sales from certain mines of McCoy, Knott Country Coal, Deane
      Mining LLC. To facilitate your investors' assessment of your operating results, please provide a narrative discussion quantifying the extent to which your revenue growth is attributable to increases in coal prices or volume and amount/ nature of any coal-related services sold. Please provide a comparison of the aggregate tons of coal sold and average realized prices per ton sold for the periods presented. If material, please disaggregate other service revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K. Mark Jensen
FirstNameResources Corp Jensen
American LastNameMark
Comapany NameAmerican Resources Corp
May 14, 2019
May 14, 2019 Page 2
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FirstName LastName
Consolidated Statements of Cash Flows, page F-6

2. We note the significant increase in mine development costs as reported in your balance sheet. Please disclose how you paid for such costs and clarify how they are reflected in the
         Consolidated Statements of Cash Flows.
3. Tell us your basis for concluding that your liability for accrued management fee has been extinguished. Refer to 405-20-40. In addition, please include a note in the financial statements to disclose the settlement terms for the forgiveness of the management fee as reported under supplemental information hereunder.
Note 9 - Correction of Prior Year Information, page F-25

4. Please indicate on the face of your balance sheet, income statement, and statement of cash flows that the amounts reported in the 2017 columns have been restated.
Form 8-K filed February 22, 2019

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

5. Refer to Exhibits 99.1 and 99.2. We note that you entered into an Asset Purchase
         Agreement and Agreement and Plan of Merger dated as of February 20, 2019, with retroactive effectiveness as of February 1, 2019 and February 12, 2019, respectively. It appears that the consideration for the asset acquisition was in the form of $500,000 in cash and a $2 million promissory note. Additionally, in connection with the Merger
         Agreement, the seller (Empire) was also given a right to receive 2 million shares of your stock prior to the effective time pursuant to a fixed exchange ratio to the seller's outstanding shares. Tell us your basis for determining the fair value of such rights and the deemed grant date for measurement purposes. Please refer to your basis in the accounting literature. In your response, please address the reasons for the significant lead time between the effective date(s) and closing date of the related transactions, and satisfaction of certain closing conditions such as receipt of shareholder approval, the NASDAQ listing, Form S-4 effectiveness, and third party consents (among others referenced in
         Section 6 of the Merger Agreement).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters or with any other questions.
 Mark Jensen
American Resources Corp
May 14, 2019
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FirstName LastNameMark Jensen          Sincerely,
Comapany NameAmerican Resources Corp
                                       Division of Corporation Finance
May 14, 2019 Page 3                    Office of Telecommunications
FirstName LastName